EXHIBIT 19

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Class A Common Stock, $.01 par value per shares, of The Estée Lauder Companies Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  November 15, 2013

EVELYN H. LAUDER 2012 MARITAL TRUST ONE

By:	/s/ William P. Lauder
Name:	William P. Lauder
Title:	Trustee

EVELYN H. LAUDER 2012 MARITAL TRUST TWO

By:	/s/ George W. Schiele
Name:	George W. Schiele
Title:	Trustee

/s/ George W. Schiele
George W. Schiele